SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5 TO

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AbitibiBowater Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

003687209

(CUSIP Number)

Paul Rivett

Vice President and Chief Legal Officer

Fairfax Financial Holdings Limited

95 Wellington Street West, Suite 800

Toronto, Ontario, Canada, M5J 2N7

Telephone: (416) 367-4941

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

- With a copy to -

Jason R. Lehner

Shearman & Sterling LLP

Commerce Court West

199 Bay Street, Suite 4405

Toronto, Ontario M5L 1E8

Telephone (416) 360-8484

November 28, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 003687209	Page 2 of 79 Pages

(1)	Name of Reporting Person V. Prem Watsa
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 17,503,704
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 17,503,704
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 17,503,704
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 18.0%
(14)	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 003687209	Page 3 of 79 Pages

(1)	Name of Reporting Person 1109519 ONTARIO LIMITED
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 17,503,704
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 17,503,704
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 17,503,704
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 18.0%
(14)	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 003687209	Page 4 of 79 Pages

(1)	Name of Reporting Person THE SIXTY TWO INVESTMENT COMPANY LIMITED
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization British Columbia
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 17,503,704
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 17,503,704
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 17,503,704
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 18.0%
(14)	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 003687209	Page 5 of 79 Pages

(1)	Name of Reporting Person 810679 ONTARIO LIMITED
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 17,503,704
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 17,503,704
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 17,503,704
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 18.0%
(14)	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 003687209	Page 6 of 79 Pages

(1)	Name of Reporting Person FAIRFAX FINANCIAL HOLDINGS LIMITED
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 17,503,704
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 17,503,704
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 17,503,704
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 18.0%
(14)	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 003687209	Page 7 of 79 Pages

(1)	Name of Reporting Person TIG INSURANCE COMPANY
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 1,659,407
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 1,659,407
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 1,659,407
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.7%
(14)	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 003687209	Page 8 of 79 Pages

(1)	Name of Reporting Person FAIRMONT SPECIALTY INSURANCE COMPANY
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 99,661
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 99,661
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 99,661
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.1%
(14)	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 003687209	Page 9 of 79 Pages

(1)	Name of Reporting Person GENERAL FIDELITY INSURANCE COMPANY
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization South Carolina
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 90,121
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 90,121
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 90,121
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.1%
(14)	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 003687209	Page 10 of 79 Pages

(1)	Name of Reporting Person THE NORTH RIVER INSURANCE COMPANY
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 1,615,588
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 1,615,588
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 1,615,588
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.7%
(14)	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 003687209	Page 11 of 79 Pages

(1)	Name of Reporting Person SENECA INSURANCE COMPANY, INC.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 350,000
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 350,000
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 350,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.4%
(14)	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 003687209	Page 12 of 79 Pages

(1)	Name of Reporting Person ODYSSEY REINSURANCE COMPANY
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Connecticut
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 5,122,102
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 5,122,102
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 5,122,102
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.3%
(14)	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 003687209	Page 13 of 79 Pages

(1)	Name of Reporting Person CLEARWATER INSURANCE COMPANY
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 325,000
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 325,000
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 325,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.3%
(14)	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 003687209	Page 14 of 79 Pages

(1)	Name of Reporting Person UNITED STATES FIRE INSURANCE COMPANY
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 618,454
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 618,454
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 618,454
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.6%
(14)	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 003687209	Page 15 of 79 Pages

(1)	Name of Reporting Person MARKEL INSURANCE COMPANY OF CANADA
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 665,681
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 665,681
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 665,681
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.7%
(14)	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 003687209	Page 16 of 79 Pages

(1)	Name of Reporting Person COMMONWEALTH INSURANCE COMPANY
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 371,003
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 371,003
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 371,003
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.4%
(14)	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 003687209	Page 17 of 79 Pages

(1)	Name of Reporting Person FEDERATED INSURANCE COMPANY OF CANADA
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 153,221
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 153,221
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 153,221
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.2%
(14)	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 003687209	Page 18 of 79 Pages

(1)	Name of Reporting Person LOMBARD GENERAL INSURANCE COMPANY OF CANADA
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 1,142,156
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 1,142,156
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 1,142,156
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.2%
(14)	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 003687209	Page 19 of 79 Pages

(1)	Name of Reporting Person LOMBARD INSURANCE COMPANY
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 327,172
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 327,172
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 327,172
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.3%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 003687209	Page 20 of 79 Pages

(1)	Name of Reporting Person ZENITH INSURANCE COMPANY
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 750,748
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 750,748
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 750,748
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.8%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 003687209	Page 21 of 79 Pages

(1)	Name of Reporting Person FAIRFAX (BARBADOS) INTERNATIONAL CORP.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Barbados
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 4,989,109
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 4,989,109
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 4,989,109
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.1%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 003687209	Page 22 of 79 Pages

(1)	Name of Reporting Person WENTWORTH INSURANCE COMPANY LTD.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization Barbados
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
	(8)	Shared Voting Power 951,200
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 951,200
(11)	Aggregate Amount Beneficially Owned by each Reporting Person 951,200
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.0%
(14)	Type of Reporting Person (See Instructions) CO

This Amendment No. 5 amends the Schedule 13D filed with the Securities and Exchange Commission on April 11, 2008 by V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited (“Fairfax”), TIG Insurance Company, The North River Insurance Company, Odyssey Reinsurance Company (formerly known as Odyssey America Reinsurance Corporation), United States Fire Insurance Company, Markel Insurance Company of Canada, Commonwealth Insurance Company, Federated Insurance Company of Canada, Lombard General Insurance Company of Canada, Lombard Insurance Company and Zenith Insurance Company, as amended by Amendment No. 1 to the Schedule 13D filed on October 17, 2008, Amendment No. 2 to the Schedule 13D filed on March 23, 2009, Amendment No. 3 to the Schedule 13D filed on December 27, 2010 and Amendment No. 4 to the Schedule 13D filed on January 14, 2011.

Amendment No. 1 to the Schedule 13D related to the election by AbitibiBowater Inc., a Delaware corporation (“AbitibiBowater”), pursuant to the terms of the Notes (as defined in Item 3 herein), to pay interest on the Notes on the October 15, 2008 interest payment date entirely by increasing the principal amount of the Notes in lieu of paying cash interest on the Notes.

Amendment No. 2 to the Schedule 13D was filed to report that Fairfax had entered into a Support Agreement and a Firm Commitment Agreement related to a recapitalization proposal of AbitibiBowater with respect to its Abitibi-Consolidated Inc. subsidiary.

Amendment No. 3 to the Schedule 13D was filed as a result of the issuance of new shares (the “Shares”) of common stock, $0.001 par value, of AbitibiBowater to the Reporting Persons (as defined in Item 2 herein) in connection with the emergence from bankruptcy and reorganization of AbitibiBowater and certain of its affiliates (the “Reorganization”). Pursuant to the Second Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code, dated as of November 23, 2010, among AbitibiBowater and certain of its affiliates and the debtors named therein (the “Plan”), the Reporting Persons received an aggregate of 11,687,314 Shares in partial consideration of their claims arising from their ownership of debt securities of AbitibiBowater and its affiliates.

Amendment No. 4 to the Schedule 13D was filed in order to amend Items 2, 3, 4, 5 and 6 of the Schedule 13D.

This Amendment No. 5 to the Schedule 13D is being filed as a result of the entry by Fairfax into a lock-up agreement with AbitibiBowater in connection with AbitibiBowater’s intended take-over bid to acquire all of the issued and outstanding shares of Fibrek Inc., (“Fibrek”) (of which Fairfax and/or one or more of the Reporting Persons is a shareholder) pursuant to which lock-up agreement Fairfax agreed to receive its consideration in the form of either cash of a mix of cash and AbitibiBowater common shares in the event the take-over bid is completed. Such transactions could, if completed and Fairfax or any of the Reporting Persons (defined herein) receive consideration in the form of AbitibiBowater common shares, result in an increased beneficial ownership interest by Fairfax and the Reporting Persons in AbitibiBowater’s common shares.

The following amendments to Items 2, 4, 5, 6 and 7 of the Schedule 13D are hereby made:

Item 2.	Identity and Background

Item 2 of the Schedule 13D is is hereby amended in its entirety to read as follows, and in addition Annexes A, B, C, D, E, F, G, H, I, J, K, L, M, N, O, P, Q and R are replaced with the Annexes A, B, C, D, E, F, G, H, I, J, K, L, M, N, O, P, Q, R, S, and T hereto annexed:

“This statement is being jointly filed by the following persons (collectively, the “Reporting Persons”):

1. V. Prem Watsa, an individual, is a citizen of Canada. Mr. Watsa’s business address is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

2. 1109519 Ontario Limited (“1109519”), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 1109519 is as an investment holding company. The principal business address and principal office address of 1109519 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

3. The Sixty Two Investment Company Limited (“Sixty Two”), a corporation incorporated under the laws of British Columbia, is controlled by V. Prem Watsa. The principal business of Sixty Two is as an investment holding company. The principal business address and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L3;

4. 810679 Ontario Limited (“810679”), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 810679 is as an investment holding company. The principal business address and principal office address of 810679 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

5. Fairfax Financial Holdings Limited (“Fairfax”), a corporation incorporated under the laws of Canada, is controlled by Sixty Two, 1109519 and V. Prem Watsa. Fairfax is a financial services holding company. The principal business and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

6. TIG Insurance Company (“TIG”), a corporation incorporated under the laws of California, is a wholly-owned subsidiary of Fairfax. The principal business of TIG is property/casualty insurance. The principal business address and principal office address of TIG is 250 Commercial Street, Suite 5000, Manchester, New Hampshire 03101;

7. Fairmont Specialty Insurance Company (“Fairmont”), a corporation incorporated under the laws of California, is a wholly-owned subsidiary of TIG. The principal business of Fairmont is property/casualty insurance. The principal business address and principal office address of Fairmont is 250 Commercial Street, Suite 5000, Manchester, New Hampshire 03101;

8. General Fidelity Insurance Company (“General Fidelity”), a corporation incorporated under the laws of South Carolina, is a wholly-owned subsidiary of TIG. The principal business of General Fidelity is property/casualty insurance. The principal business address and principal office address of General Fidelity is 250 Commercial Street, Suite 5000, Manchester, New Hampshire 03101;

9. The North River Insurance Company (“North River”), a corporation incorporated under the laws of New Jersey, is a wholly-owned subsidiary of Fairfax. The principal business of North River is insurance. The principal business address and principal office address of North River is 305 Madison Avenue, Morristown, New Jersey 07962;

10. Seneca Insurance Company, Inc. (“Seneca”), a corporation incorporated under the laws of New York, is a wholly-owned subsidiary of North River. The principal business of Seneca is insurance. The principal business address and principal office address of Seneca is 160 Water Street, New York, NY 10038;

11. Odyssey Reinsurance Company (“ORC”), a corporation incorporated under the laws of Connecticut, is a wholly-owned subsidiary of Fairfax. The principal business of ORC is reinsurance. The principal business address and principal office address of ORC is 300 First Stamford Place, Stamford, Connecticut 06902;

12. Clearwater Insurance Company (“Clearwater”), a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of Clearwater is reinsurance. The principal business address and principal office address of Clearwater is 300 First Stamford Place, Stamford, Connecticut 06902;

13. United States Fire Insurance Company (“US Fire”), a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of US Fire is property/casualty insurance. The principal business and principal office address of US Fire is 305 Madison Ave., Morristown, New Jersey 07962;

14. Markel Insurance Company of Canada (“Markel”), a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of Markel is property/casualty insurance. The principal business address and principal office address of Markel is 55 University Avenue, Suite 1500, Toronto, Ontario, Canada, M5J 2H7;

15. Commonwealth Insurance Company (“Commonwealth”), a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of Commonwealth is property/casualty insurance. The principal business address and principal office address of Commonwealth is 595 Burrard Street, Suite 1500, Box 49115 Bentall Tower III, Vancouver, BC, Canada, V7X 1G4;

16. Federated Insurance Company of Canada (“Federated”), a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of Federated is property/casualty insurance. The principal business address and principal office address of Federated is 717 Portage Ave., Winnipeg, Manitoba, Canada, R3C 3C9;

17. Lombard General Insurance Company of Canada (“LGICC”), a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of LGICC is property/casualty insurance. The principal business address and principal office address of LGICC is 105 Adelaide Street West, 3rd Floor, Toronto, Ontario, Canada M5H 1P9;

18. Lombard Insurance Company (“Lombard”), a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of LGICC. The principal business of Lombard is property/casualty insurance. The principal business address and principal office address of Lombard is 105 Adelaide Street West, 3rd Floor, Toronto, Ontario, Canada M5H 1P9;

19. Zenith Insurance Company (“Zenith”), a corporation incorporated under the laws of California, is a wholly-owned subsidiary of Fairfax. The principal business of Zenith is workers’ compensation insurance. The principal business and principal office address of Zenith is 21255 Califa Street, Woodland Hills, California 91367-5021; and

20. Fairfax (Barbados) International Corp. (“FBIC”), a corporation established under the laws of Barbados, is a wholly-owned subsidiary of Fairfax. The principal business of FBIC is as an investment holding company. The principal business and principal office address of FBIC is #12 Pine Commercial, The Pine, St Michael, Barbados, WI, BB11103.

21. Wentworth Insurance Company Ltd. (“Wentworth), a corporation established under the laws of Barbados, is a wholly-owned subsidiary of Fairfax. The principal business of Wentworth is reinsurance. The principal business and principal office address of Wentworth is #12 Pine Commercial, The Pine, St Michael, Barbados, WI, BB11103.

Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by V. Prem Watsa, 1109519, Sixty Two, 810679, Fairfax, TIG, Fairmont, General Fidelity, North River, Seneca, ORC, Clearwater, US Fire, Markel, Commonwealth, Federated, LGICC, Lombard, Zenith, FBIC or Wentworth that such person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer and director of each of the Reporting Persons is set forth in Annex A, B, C, D, E, F, G, H, I, J, K, L, M, N, O, P, Q, R, S or T as the case may be, and such Annexes are incorporated herein by reference.

Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the Shares.

During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person’s knowledge, none of the persons listed in Annex A, B, C, D, E, F, G, H, I, J, K, L, M, N, O, P, Q, R, S, or T have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

“A copy of the Lock-up Agreement is included as Exhibit 10.1 to AbitibiBowater’s current report on Form 8-K, filed with the Securities and Exchange Commission on November 29, 2011, and is incorporated by reference into this Item 4.”

Item 5.	Interest in the Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

“(a) Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified by Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

The percentage of the Shares beneficially owned by each of the Reporting Persons was calculated based on 97,089,416 Shares issued and outstanding. See Item 6 herein.

(b) The number of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(c) Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, I, J, K, L, M, N, O, P, Q, R, S or T beneficially owns, or during the last 60 days has acquired or disposed of, any Shares.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares held by the Reporting Persons other than each of the Reporting Persons, and in respect of 50,623 Shares, certain pension plans of certain subsidiaries of Fairfax.

(e) Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

“Second Amended Joint Plan of Reorganization

In connection with AbitibiBowater and its affiliates’ Chapter 11 proceedings, the Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) held a series of hearings to consider confirmation of the Plan. On November 23, 2010, the Bankruptcy Court entered an order (the “Confirmation Order”) approving and confirming the Plan.

On December 9, 2010, the Plan became effective and AbitibiBowater and its debtor affiliates emerged from Chapter 11 protection. Upon the effectiveness of the Plan, the Debt Securities were canceled. Subsequently, the Reporting Persons received an aggregate of 11,687,314 Shares in partial consideration of their claims arising from their ownership of the Debt Securities.

Following the Reorganization, 73,752,881 Shares were distributed to certain creditors named in the Plan on a pro rata basis within certain creditor classes based on Allowed Claims (as defined in the Plan). In addition, 23,382,073 Shares were issued and are being held in reserve for the benefit of holders of disputed claims, including a claim (the “Contribution Claim”) asserted by certain holders of the 7.95% notes due November 15, 2011 issued by Bowater Canada Finance Corporation. To the extent that the Contribution Claim or other disputed claims are allowed, obligations arising therefrom will be satisfied by a distribution of Shares currently held in escrow (the “Escrow Shares”) to former holders of such disputed claims, respectively. Escrow Shares sufficient to satisfy the entire Contribution Claim are currently held in escrow pending the outcome of such claims. If the Contribution Claim is disallowed, the Escrow Shares will be distributed on a pro rata basis to certain of the debtors’ creditors, including the Reporting Persons.

A copy of the Confirmation Order, of which the Plan forms a part, is included as Exhibit 2.2 to AbitibiBowater’s current report on Form 8-K, filed with the Securities and Exchange Commission on November 30, 2010, and is incorporated by reference into this Item 6.

The trial in respect of the Contribution Claim is scheduled to commence on December 8, 2011 in the United States Bankruptcy Court for the District of Delaware.

Lock-up Agreement

On November 28, 2011, Fairfax entered into a lock-up agreement (the “Lock-up Agreement”) with AbitibiBowater in connection with AbitibiBowater’s intended take-over bid to acquire all of the issued and outstanding common shares of Fibrek (of which Fairfax and/or one or more of the Reporting Persons is a shareholder), pursuant to which lock-up agreement Fairfax agreed to receive its consideration in the form of either cash of a mix of cash and AbitibiBowater common shares in the event the take-over bid is completed. If such transactions are completed and Fairfax or any of the other Reporting Persons (defined herein) who are affiliates of Fairfax and whose shares in Fibrek are subject to the Lock-up Agreement receive consideration in the form of AbitibiBowater common shares, Fairfax and such Reporting Persons could acquire an increased beneficial ownership interest in AbitibiBowater’s common shares. The Lock-up Agreement provides, among other provisions, that AbitibiBowater will be required to commence a formal take-over bid on or before December 30, 2011 provided certain conditions are satisfied, including, without limitation, there not having occurred any material adverse change with respect to either AbitibiBowater or Fibrek. Under the Lock-up Agreement, Fairfax has no ability to tender to or facilitate any competing transaction or to withdraw any of its own shares of Fibrek or shares of Fibrek held by Reporting Persons who are controlled by Fairfax and whose shares of Fibrek are subject to the Lock-up Agreement.

A copy of the Lock-up Agreement is included as Exhibit 10.1 to AbitibiBowater’s current report on Form 8-K, filed with the Securities and Exchange Commission on November 29, 2011, and is incorporated by reference into this Item 6. The foregoing description of the Lock-up Agreement is qualified in its entirety by reference to the full text of the Lock-up Agreement.”

Item 7.	Material to be filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibits to the end thereof:

Ex. 4.1	Joint filing agreement dated as of December 6, 2011 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, TIG Insurance Company, Fairmont Specialty Insurance Company, General Fidelity Insurance Company, The North River Insurance Company, Seneca Insurance Company, Inc., Odyssey Reinsurance Company (formerly known as Odyssey America Reinsurance Corporation), Clearwater Insurance Company, United States Fire Insurance Company, Markel Insurance Company of Canada, Commonwealth Insurance Company, Federated Insurance Company of Canada, Lombard General Insurance Company of Canada, Lombard Insurance Company, Zenith Insurance Company, Fairfax (Barbados) International Corp. and Wentworth Insurance Company Ltd.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.

IN WITNESS WHEREOF, the undersigned have executed this instrument as of this 6th day of December, 2011.

V. PREM WATSA

/s/ V. PREM WATSA

1109519 ONTARIO LIMITED

By:	/s/ V. PREM WATSA
	Name:	V. Prem Watsa
	Title:	President

THE SIXTY TWO INVESTMENT COMPANY LIMITED

By:	/s/ V. PREM WATSA
	Name:	V. Prem Watsa
	Title:	President

810679 ONTARIO LIMITED

By:	/s/ V. PREM WATSA
	Name:	V. Prem Watsa
	Title:	President

FAIRFAX FINANCIAL HOLDINGS LIMITED

By:	/s/ V. PREM WATSA
	Name:	V. Prem Watsa
	Title:	Chairman and Chief Executive Officer

TIG INSURANCE COMPANY

By:	/s/ JOHN. J. BATOR
	Name:	John J. Bator
	Title:	Chief Financial Officer and Senior Vice President

FAIRMONT SPECIALTY INSURANCE COMPANY

By:	/s/ JOHN. J. BATOR
	Name:	John J. Bator
	Title:	Chief Financial Officer and Senior Vice President

GENERAL FIDELITY INSURANCE COMPANY

By:	/s/ JOHN. J. BATOR
	Name:	John J. Bator
	Title:	Chief Financial Officer and Senior Vice President

THE NORTH RIVER INSURANCE COMPANY

By:	/s/ PAUL BASSALINE
	Name:	Paul Bassaline
	Title:	Vice President & Controller

UNITED STATES FIRE INSURANCE COMPANY

By:	/s/ PAUL BASSALINE
	Name:	Paul Bassaline
	Title:	Vice President & Controller

ODYSSEY REINSURANCE COMPANY

By:	/s/ KIRK M. REISCHE
	Name:	Kirk M. Reische
	Title:	Vice President

CLEARWATER INSURANCE COMPANY

By:	/s/ KIRK M. REISCHE
	Name:	Kirk M. Reische
	Title:	Vice President

MARKEL INSURANCE COMPANY OF CANADA

By:	/s/ CRAIG PINNOCK
	Name:	Craig Pinnock
	Title:	Director

COMMONWEALTH INSURANCE COMPANY

By:	/s/ CRAIG PINNOCK
	Name:	Craig Pinnock
	Title:	Director

FEDERATED INSURANCE COMPANY OF CANADA

By:	/s/ CRAIG PINNOCK
	Name:	Craig Pinnock
	Title:	Director

LOMBARD GENERAL INSURANCE COMPANY OF CANADA

By:	/s/ CRAIG PINNOCK
	Name:	Craig Pinnock
	Title:	Director

LOMBARD INSURANCE COMPANY

By:	/s/ CRAIG PINNOCK
	Name:	Craig Pinnock
	Title:	Director

ZENITH INSURANCE COMPANY

By:	/s/ MICHAEL JANSEN
	Name:	Michael Jansen
	Title:	Executive Vice President and General Counsel

SENECA INSURANCE COMPANY, INC.

By:	/s/ JAMES V. KRAUS
	Name:	James V. Kraus
	Title:	Assistant Vice President

FAIRFAX (BARBADOS) INTERNATIONAL CORP.

By:	/s/ JANICE BURKE
	Name:	Janice Burke
	Title:	Vice President and General Manager

WENTWORTH INSURANCE COMPANY LTD.

By:	/s/ JANICE BURKE
	Name:	Janice Burke
	Title:	Vice President and General Manager

Annex Index

Annex	Description

A	Directors and Executive Officers of 1109519 Ontario Limited

B	Directors and Executive Officers of The Sixty Two Investment Company Limited

C	Directors and Executive Officers of 810679 Ontario Limited

D	Directors and Executive Officers of Fairfax Financial Holdings Limited

E	Directors and Executive Officers of TIG Insurance Company

F	Directors and Executive Officers of The North River Insurance Company

G	Directors and Executive Officers of Odyssey Reinsurance Company

H	Directors and Executive Officers of United States Fire Insurance Company

I	Directors and Executive Officers of Markel Insurance Company of Canada

J	Directors and Executive Officers of Commonwealth Insurance Company

K	Directors and Executive Officers of Federated Insurance Company of Canada

L	Directors and Executive Officers of Lombard General Insurance Company of Canada

M	Directors and Executive Officers of Lombard Insurance Company

N	Directors and Executive Officers of Zenith Insurance Company

O	Directors and Executive Officers of Fairmont Specialty Insurance Company

P	Directors and Executive Officers of General Fidelity Insurance Company

Q	Directors and Executive Officers of Seneca Insurance Company, Inc.

R	Directors and Executive Officers of Clearwater Insurance Company

S	Directors and Executive Officers of Fairfax (Barbados) International Corp.

T	Directors and Executive Officers of Wentworth Insurance Company Ltd.

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF

1109519 ONTARIO LIMITED

The following table sets forth certain information with respect to the directors and executive officers of 1109519 Ontario Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX B

DIRECTORS AND EXECUTIVE OFFICERS OF

THE SIXTY TWO INVESTMENT COMPANY LIMITED

The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary and Director)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX C

DIRECTORS AND EXECUTIVE OFFICERS OF

810679 ONTARIO LIMITED

The following table sets forth certain information with respect to the directors and executive officers of 810679 Ontario Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX D

DIRECTORS AND EXECUTIVE OFFICERS OF

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
V. Prem Watsa (Chairman and Chief Executive Officer)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Anthony Griffiths (Director)	Independent Business Consultant Toronto, Ontario, Canada	Canadian

Robert Gunn (Director)	Independent Business Consultant Toronto, Ontario, Canada	Canadian

Brandon W. Sweitzer (Director)	Senior Advisor to the President of the Chamber of Commerce of The United States 1615 H Street, NW Washington, DC 20062	United States

Alan D. Horn (Director)	Chairman, Rogers Communications Inc. and President and Chief Executive Officer, Rogers Telecommunications Limited Toronto, Ontario, Canada	Canadian

Timothy R. Price (Director)	Chairman of Brookfield Funds Brookfield Asset Management Inc. Brookfield Place, Suite 300 181 Bay Street Toronto, ON M5J 2T3	Canadian

John Varnell (Vice President and Chief Financial Officer)	Vice President and Chief Financial Officer, Fairfax Financial Holdings Limited	Canadian

Eric P. Salsberg (Vice President, Corporate Affairs)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

Peter Clark (Vice President and Chief Risk Officer)	Vice President and Chief Risk Officer Fairfax Financial Holdings Limited	Canadian

Jean Cloutier (Vice President, International Operations)	Vice President, International Operations Fairfax Financial Holdings Limited	Canadian

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Paul Rivett (Vice President, Chief Legal Officer)	Vice President, Chief Legal Officer, Fairfax Financial Holdings Limited	Canadian

Bradley P. Martin (Vice President, Chief Operating Officer and Corporate Secretary)	Vice President, Chief Operating Officer and Corporate Secretary, Fairfax Financial Holdings Limited	Canadian

ANNEX E

DIRECTORS AND EXECUTIVE OFFICERS OF

TIG INSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Nicholas C. Bentley (Chairman, Chief Executive Officer, President and Director)	Manager, President and Chief Executive Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United Kingdom

Charles G. Ehrlich (Senior Vice President, Secretary and Director)	Senior Vice President and Secretary, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

John M. Parker (Senior Vice President and Director)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

John J. Bator (Senior Vice President, Chief Financial Officer and Director)	Senior Vice President and Chief Financial Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Frank DeMaria (Senior Vice President and Director)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Richard J. Fabian (Senior Vice President, General Counsel and Director)	Senior Vice President and General Counsel, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Nina L. Caroselli (Senior Vice President)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

ANNEX F

DIRECTORS AND EXECUTIVE OFFICERS OF

THE NORTH RIVER INSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of The North River Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Douglas M. Libby (President, Chief Executive Officer, Chairman and Director)	President and Chief Executive Officer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Mary Jane Robertson (Executive Vice President, Chief Financial Officer, Treasurer and Director)	Executive Vice President, Chief Financial Officer and Treasurer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Stephen M. Mulready (Executive Vice President and Director)	Executive Vice President United States Fire Insurance Company, 305 Madison Avenue Morristown, NJ 07962	United States

Marc J. Adee (Senior Vice President)	President Fairmont Specialty, a division of Crum & Forster 10350 Richmond Avenue, Suites 250/300 Houston, TX 77042	United States

Mark G. Brown (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Stephen A. Eisenmann (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Donald R. Fischer (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Nigel P. Fitzgerald (Senior Vice President)	Senior Vice President United States Fire Insurance Company 10350 Richmond Avenue, Suites 250/300 Houston, TX 77042	United States

David J. Ghezzi (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

James V. Kraus (Senior Vice President, General Counsel & Secretary)	Senior Vice President, General Counsel & Secretary United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Matthew W. Kunish (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Keith McCarthy (Senior Vice President)	Senior Vice President Seneca Insurance Company, Inc. 160 Water Street New York, NY 10038	United States

Ellen C. O’Connor (Senior Vice President)	Senior Vice President Seneca Insurance Company, Inc. 160 Water Street New York, NY 10038	United States

Mark L. Owens (Senior Vice President)	Senior Vice President United States Fire Insurance Company 725 South Figueroa Street, Suites 2300/2380 Los Angeles, CA 90017	United States

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Nathan J. Sambul (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Chris I. Stormo (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

ANNEX G

DIRECTORS AND EXECUTIVE OFFICERS OF

ODYSSEY REINSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of Odyssey Reinsurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Brian D. Young (Chairman of the Board of Directors, President and Chief Executive Officer)	President, Chief Executive Officer, and Director Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

Michael G. Wacek (Executive Vice President and Director)	Executive Vice President, Odyssey Re Holdings Corp.	United States

Jan Christiansen (Executive Vice President and Director)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp.	United States

James B. Salvesen (Senior Vice President and Chief Financial Officer)	Senior Vice President and Chief Financial Officer, Odyssey Reinsurance Company	United States

Peter H. Lovell (Senior Vice President, General Counsel and Corporate Secretary)	Senior Vice President, General Counsel and Corporate Secretary, Odyssey Re Holdings Corp.	United States

ANNEX H

DIRECTORS AND EXECUTIVE OFFICERS OF

UNITED STATES FIRE INSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of United States Fire Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Douglas M. Libby (President, Chief Executive Officer, Chairman and Director)	President and Chief Executive Officer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Mary Jane Robertson (Executive Vice President, Chief Financial Officer, Treasurer and Director)	Executive Vice President, Chief Financial Officer and Treasurer, Crum & Forster Holdings Corp. and various other insurance subsidiaries 305 Madison Avenue Morristown, NJ 07962	United States

Stephen M. Mulready (Executive Vice President and Director)	Executive Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Marc J. Adee (Senior Vice President)	President Fairmont Specialty, a division of Crum & Forster 10350 Richmond Avenue, Suites 250/300 Houston, TX 77042	United States

Nicole E. Bennett-Smith (Senior Vice President & Chief Information Officer	Senior Vice President & Chief Information Officer United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Mark G. Brown (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Stephen A. Eisenmann (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Donald R. Fischer (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Nigel P. Fitzgerald (Senior Vice President)	Senior Vice President United States Fire Insurance Company 10350 Richmond Avenue, Suites 250/300 Houston, TX 77042	United States

David J. Ghezzi (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

James V. Kraus (Senior Vice President, General Counsel & Secretary)	Senior Vice President, General Counsel & Secretary United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Matthew W. Kunish (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Keith McCarthy (Senior Vice President)	Senior Vice President Seneca Insurance Company, Inc. 160 Water Street New York, NY 10038	United States

Ellen C. O’Connor (Senior Vice President)	Senior Vice President Seneca Insurance Company, Inc. 160 Water Street New York, NY 10038	United States

Mark L. Owens (Senior Vice President)	Senior Vice President United States Fire Insurance Company 725 South Figueroa Street, Suites 2300/2380 Los Angeles, CA 90017	United States

Nathan J. Sambul (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Chris I. Stormo (Senior Vice President)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Richard S. Yien (Senior Vice President & Chief Technology Officer)	Senior Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

ANNEX I

DIRECTORS AND EXECUTIVE OFFICERS OF

MARKEL INSURANCE COMPANY OF CANADA

The following table sets forth certain information with respect to the directors and executive officers of Markel Insurance Company of Canada.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Silvy Wright (President and Chair)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Lori McDougall (Vice President, Finance and Director)	Vice President, Finance, Markel Insurance Company of Canada 55 University Avenue Suite 1500 Toronto, Ontario M5J 2H7	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Craig Pinnock (Director)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Fabian Richenberger (Director)	President, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Swiss

Nora Hillyer (Senior Vice President, Underwriting)	Senior Vice President, Underwriting Markel Insurance Company of Canada 55 University Avenue Suite 1500 Toronto, Ontario M5J 2H7	Canadian

Ed Knoblauch (Vice President, Corporate Litigation)	Vice President, Corporate Litigation Markel Insurance Company of Canada 55 University Avenue Suite 1500 Toronto, Ontario M5J 2H7	Canadian

Rose Oxenham (Vice President, Client Relations)	Vice President, Client Relations Markel Insurance Company of Canada 55 University Avenue Suite 1500 Toronto, Ontario M5J 2H7	Canadian

Will Mandau (Vice President, Claims)	Vice President, Claims Markel Insurance Company of Canada 55 University Avenue Suite 1500 Toronto, Ontario M5J 2H7	Canadian

Karen Burr (Vice President, Human Resources)	Vice President, Human Resources Markel Insurance Company of Canada 55 University Avenue Suite 1500 Toronto, Ontario M5J 2H7	Canadian

ANNEX J

DIRECTORS AND EXECUTIVE OFFICERS OF

COMMONWEALTH INSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of Commonwealth Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Silvy Wright (Chair)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Timothy R. Ius (President, Chief Executive Officer and Director)	President and Chief Executive Officer Commonwealth Insurance Company 595 Burrard Street Suite 1500, Box 49115 Bentall Tower III, Vancouver, BC V7X 1G4	Canadian

Stewart J. Woo (Chief Financial Officer and Director)	Chief Financial Officer, Commonwealth Insurance Company 595 Burrard Street Suite 1500, Box 49115 Bentall Tower III, Vancouver, BC V7X 1G4	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Craig Pinnock (Director)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Gregory W. Kostiw (Chief Underwriting Officer)	Chief Underwriting Officer, Commonwealth Insurance Company 595 Burrard Street Suite 1500, Box 49115 Bentall Tower III, Vancouver, BC V7X 1G4	Canadian

Donald M. Parry (Vice-President, Secretary, Controller)	Vice-President, Secretary, Controller, Commonwealth Insurance Company 595 Burrard Street Suite 1500, Box 49115 Bentall Tower III, Vancouver, BC V7X 1G4	Canadian

Bruce M. Gregg (Chief Risk Officer)	Chief Risk Officer, Commonwealth Insurance Company 595 Burrard Street Suite 1500, Box 49115 Bentall Tower III, Vancouver, BC V7X 1G4	Canadian

Edward P. Hunter (Senior Vice President, Underwriting, U.S. Division)	Senior Vice President, Underwriting, U.S. Division, Commonwealth Insurance Company 595 Burrard Street Suite 1500, Box 49115 Bentall Tower III, Vancouver, BC V7X 1G4	Canadian

ANNEX K

DIRECTORS AND EXECUTIVE OFFICERS OF

FEDERATED INSURANCE COMPANY OF CANADA

The following table sets forth certain information with respect to the directors and executive officers of Federated Insurance Company of Canada.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Silvy Wright (Chair)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

John Paisley (President, Chief Executive Officer and Director)	President and Chief Executive Officer, Federated Insurance Company of Canada 717 Portage Avenue Winnipeg, Manitoba R3C 3C9	Canadian

Garrick Hurlin (Chief Financial Officer, Vice President, Finance, Corporate Secretary and Director)	Chief Financial Officer, Vice President, Finance and Corporate Secretary, Federated Insurance Company of Canada 717 Portage Avenue Winnipeg, Manitoba R3C 3C9	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Craig Pinnock (Director)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Sylvain Baril (Senior Vice President, Business Operations (Underwriting))	Senior Vice President, Business Operations (Underwriting), Federated Insurance Company of Canada 717 Portage Avenue Winnipeg, Manitoba R3C 3C9	Canadian

George Halkiotis (Vice President, Claims)	Vice President, Claims, Federated Insurance Company of Canada 717 Portage Avenue Winnipeg, Manitoba R3C 3C9	Canadian

Mark Greenway (Vice President, Business Operations (Sales))	Vice President, Business Operations (Sales), Federated Insurance Company of Canada 717 Portage Avenue Winnipeg, Manitoba R3C 3C9	Canadian

Douglas Overwater (Vice President, Corporate Relations)	Vice President, Corporate Relations Federated Insurance Company of Canada 717 Portage Avenue Winnipeg, Manitoba R3C 3C9	Canadian

Wayne Connelly (Vice President, Strategic Planning)	Vice President, Strategic Planning Federated Insurance Company of Canada 717 Portage Avenue Winnipeg, Manitoba R3C 3C9	Canadian

ANNEX L

DIRECTORS AND EXECUTIVE OFFICERS OF

LOMBARD GENERAL INSURANCE COMPANY OF CANADA

The following table sets forth certain information with respect to the directors and executive officers of Lombard General Insurance Company of Canada.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Silvy Wright (Chair)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Fabian Richenberger (President and Director)	President, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Swiss

Jane Gardner-Robinson (Executive Vice President and Director)	Executive Vice President, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Craig Pinnock (Director)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Stephen F. McManus (Senior Vice President, Chief Financial Officer and Treasurer)	Senior Vice President, Chief Financial Officer and Treasurer, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

William J. Dunlop (Senior Vice President, General Counsel & Human Resources and Secretary)	Senior Vice President, General Counsel & Human Resources and Secretary, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Jean Roy (Senior Vice President, Actuarial)	Senior Vice President, Actuarial, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

David De Kuyper (Senior Vice President, Market Management)	Senior Vice President, Market Management Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Glenn Penny (Senior Vice President, Customer Services Operations)	Senior Vice President, Customer Services Operations, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Katharine M. Allan (Senior Vice President, Personal Lines Retail & Chief Underwriting Officer)	Senior Vice President, Personal Lines Retail & Chief Underwriting Officer, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Peter B. Aumonier (Senior Vice President, Claims)	Senior Vice President, Claims Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Mark L. LeBlanc (Senior Vice President, Central Region)	Senior Vice President, Central Region Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Anthony O’Brien (Senior Vice President, Risk Solutions)	Senior Vice President, Risk Solutions Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Richard Lapierre (Vice President, Quebec Region)	Vice President, Quebec Region, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Janina Chmielewsk (Vice President, Finance and Assistant Treasurer)	Vice President, Finance and Assistant Treasurer Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

ANNEX M

DIRECTORS AND EXECUTIVE OFFICERS OF

LOMBARD INSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of Lombard Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Silvy Wright (Chair)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Fabian Richenberger (President and Director)	President, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Swiss

Jane Gardner-Robinson (Executive Vice President and Director)	Executive Vice President, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Craig Pinnock (Director)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Stephen F. McManus (Senior Vice President, Chief Financial Officer and Treasurer)	Senior Vice President, Chief Financial Officer and Treasurer, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

William J. Dunlop (Senior Vice President, General Counsel & Human Resources and Secretary)	Senior Vice President, General Counsel & Human Resources and Secretary, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Jean Roy (Senior Vice President, Actuarial)	Senior Vice President, Actuarial, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

David De Kuyper (Senior Vice President, Market Management)	Senior Vice President, Market Management Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Glenn Penny (Senior Vice President, Customer Services Operations)	Senior Vice President, Customer Services Operations, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Katharine M. Allan (Senior Vice President, Personal Lines Retail & Chief Underwriting Officer)	Senior Vice President, Personal Lines Retail & Chief Underwriting Officer, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Peter B. Aumonier (Senior Vice President, Claims)	Senior Vice President, Claims Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Mark L. LeBlanc (Senior Vice President, Central Region)	Senior Vice President, Central Region Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Anthony O’Brien (Senior Vice President, Risk Solutions)	Senior Vice President, Risk Solutions Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Richard Lapierre (Vice President, Quebec Region)	Vice President, Quebec Region, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Janina Chmielewsk (Vice President, Finance and Assistant Treasurer)	Vice President, Finance and Assistant Treasurer Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

ANNEX N

DIRECTORS AND EXECUTIVE OFFICERS OF

ZENITH INSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of Zenith Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Stanley R. Zax (Chief Executive Officer, President and Chairman of the Board of Directors)	Chief Executive Officer and Chairman of the Board of Directors, Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Jack D. Miller (Vice Chairman and Director)	Vice Chairman, Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Michael E. Jansen (Executive Vice President and General Counsel and Director)	Executive Vice President and General Counsel, Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Kari L. Van Gundy (Executive Vice President, Chief Financial Officer and Treasurer and Director)	Executive Vice President, Chief Financial Officer & Treasurer, Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Jason Clarke (Executive Vice President and Chief Actuary)	Executive Vice President and Chief Actuary, Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Davidson M. Pattiz (Executive Vice President)	Executive Vice President of Claims, Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

Hyman J. Lee Jr. (Senior Vice President and Assistant General Counsel and Secretary)	Senior Vice President and Assistant General Counsel and Secretary, Zenith Insurance Company 21255 Califa St. Woodland Hills, CA 91367	United States

ANNEX O

DIRECTORS AND EXECUTIVE OFFICERS OF

FAIRMONT SPECIALTY INSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of Fairmont Specialty Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Nicholas C. Bentley (Chairman, Chief Executive Officer, President and Director)	Manager, President and Chief Executive Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United Kingdom

Charles G. Ehrlich (Senior Vice President, Secretary and Director)	Senior Vice President and Secretary, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

John M. Parker (Senior Vice President and Director)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

John J. Bator (Senior Vice President, Chief Financial Officer and Director)	Senior Vice President and Chief Financial Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Frank DeMaria (Senior Vice President and Director)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Richard J. Fabian (Senior Vice President, General Counsel and Director)	Senior Vice President and General Counsel, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Nina L. Caroselli (Senior Vice President)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

ANNEX P

DIRECTORS AND EXECUTIVE OFFICERS OF

GENERAL FIDELITY INSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of General Fidelity Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Nicholas C. Bentley (Chairman, Chief Executive Officer, President and Director)	Manager, President and Chief Executive Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United Kingdom

Nina L. Caroselli (Senior Vice President and Director)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

John M. Parker (Senior Vice President)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

John J. Bator (Senior Vice President, Chief Financial Officer and Director)	Senior Vice President and Chief Financial Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Richard J. Fabian (Senior Vice President, General Counsel and Director)	Senior Vice President and General Counsel, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

ANNEX Q

DIRECTORS AND EXECUTIVE OFFICERS OF

SENECA INSURANCE COMPANY, INC.

The following table sets forth certain information with respect to the directors and executive officers of Seneca Insurance Company, Inc.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Douglas M. Libby (Chairman and Director)	President and Chief Executive Officer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Gary N. Dubois (President and Chief Executive Officer)	President and Chief Executive Officer Seneca Insurance Company, Inc. 110 William Street New York, NY 10038	United States

Marc T. A. Wolin (Senior Vice President, Treasurer, Chief Financial Officer, Chief Operating Officer, Secretary and Director)	Senior Vice President, Treasurer, Chief Financial Officer, COO and Secretary, Seneca Insurance Company, Inc., 160 Water Street New York, NY 10038	United States

Mary Jane Robertson (Director)	Executive Vice President, Chief Financial Officer and Treasurer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Stephen M. Mulready (Director)	Executive Vice President United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

Chris I. Stormo (Senior Vice President and Director)	Senior Vice President, United States Fire Insurance Company, 305 Madison Avenue Morristown, NJ 07962	United States

Matthew W. Kunish (Vice President and Director)	Senior Vice President, United States Fire Insurance Company, 305 Madison Avenue Morristown, NJ 07962	United States

Stephen A. Eisenmann (Director)	Senior Vice President, United States Fire Insurance Company, 305 Madison Avenue Morristown, NJ 07962	United States

David J. Ghezzi (Director)	Senior Vice President, United States Fire Insurance Company, 305 Madison Avenue Morristown, NJ 07962	United States

Donald R. Fischer (Director)	Senior Vice President, United States Fire Insurance Company, 305 Madison Avenue Morristown, NJ 07962	United States

Paul W. Bassaline (Director)	Vice President and Controller, United States Fire Insurance Company, 305 Madison Avenue Morristown, NJ 07962	United States

Harvey Childs (Director)	Chairman of the Board, Bail USA, Inc., 157 Main Street Greenville, PA 16125	United States

Albert B. Lewis (Director)	Of Counsel, D’Amato & Lynch, 70 Pine Street New York, NY 10270	United States

Gabriel M. Krausman (Director)	Special Counsel, Leahey & Johnson, 120 Wall Street New York, NY 10005	United States

Keith McCarthy (Senior Vice President)	Senior Vice President Seneca Insurance Company, Inc. 160 Water Street New York, NY 10038	United States

Ellen C. O’Connor (Senior Vice President)	Senior Vice President Seneca Insurance Company, Inc. 160 Water Street New York, NY 10038	United States

ANNEX R

DIRECTORS AND EXECUTIVE OFFICERS OF

CLEARWATER INSURANCE COMPANY

The following table sets forth certain information with respect to the directors and executive officers of Clearwater Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Nicholas C. Bentley (Director)	Manager, President and Chief Executive Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United Kingdom

John J. Bator (Director)	Senior Vice President and Chief Financial Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Nina L. Caroselli (Director)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Richard J. Fabian (Director)	Senior Vice President and General Counsel, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

John M. Parker (Director)	Senior Vice President, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

Jan Christiansen (President)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp.	United States

Michael G. Wacek (Executive Vice President)	Executive Vice President, Odyssey Re Holdings Corp.	United States

Robert S. Bennett (Executive Vice President and Chief Actuary)	Executive Vice President and Chief Actuary, Odyssey America Reinsurance Corporation	United States

Peter H. Lovell (Senior Vice President, General Counsel and Corporate Secretary)	Senior Vice President, General Counsel and Corporate Secretary, Odyssey Re Holdings Corp.	United States

Brian D. Young (Executive Vice President)	President and Chief Executive Officer, Odyssey Re Holdings Corp.	United States

Christopher L. Gallagher (Executive Vice President)	Senior Vice President, Odyssey Reinsurance Company	United States

ANNEX S

DIRECTORS AND EXECUTIVE OFFICERS OF

FAIRFAX (BARBADOS) INTERNATIONAL CORP.

The following table sets forth certain information with respect to the directors and executive officers of Fairfax (Barbados) International Corp.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Lisl Lewis (Director)	CEO & Director Southwold Bank & Trust Ltd. ITC Building Warrens, St. Thomas, Barbados	Barbados

Alister O’Brien Campbell (Director)	Director (Retired Insurance Executive) Wentworth Insurance Company Ltd. Building #2 – Suite 1A, Manor Lodge Complex, Lodge Hill, St. Michael, Barbados	Barbados

Ronald Schokking (Chairman)	Vice President & Treasurer Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario, M5J 2N7	Canada

Jean Cloutier (Director)	Vice President, International Operations Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario, M5J 2N7	Canada

William Peter Douglas (Director)	General Manager, Zenta Global Ltd. Suite C, Durants Business Centre Durants, Christ Church, Barbados	Barbados

Janice Burke (Vice President and General Manager)	Vice President and General Manager, Wentworth Insurance Company Ltd. Building #2 – Suite 1A, Manor Lodge Complex, Lodge Hill, St. Michael, Barbados	United States

ANNEX T

DIRECTORS AND EXECUTIVE OFFICERS OF

WENTWORTH INSURANCE COMPANY LTD.

The following table sets forth certain information with respect to the directors and executive officers of Wentworth Insurance Company Ltd.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
Lisl Lewis (Director)	CEO & Director Southwold Bank & Trust Ltd. ITC Building Warrens, St. Thomas, Barbados	Barbados

Alister O’Brien Campbell (Director)	Director (Retired Insurance Executive) Wentworth Insurance Company Ltd. Building #2 – Suite 1A, Manor Lodge Complex, Lodge Hill, St. Michael, Barbados	Barbados

Ronald Schokking (Chairman)	Vice President & Treasurer Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario, M5J 2N7	Canada

Jean Cloutier (Director)	Vice President, International Operations Fairfax Financial Holdings Limited 95 Wellington Street West, Suite 800 Toronto, Ontario, M5J 2N7	Canada

William Peter Douglas (Director)	General Manager, Zenta Global Ltd. Suite C, Durants Business Centre Durants, Christ Church, Barbados	Barbados

Exhibit Index

Exhibit No.	Description

Ex. 4.1	Joint filing agreement dated as of December 6, 2011 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, TIG Insurance Company, Fairmont Specialty Insurance Company, General Fidelity Insurance Company, The North River Insurance Company, Seneca Insurance Company, Inc., Odyssey Reinsurance Company (formerly known as Odyssey America Reinsurance Corporation), Clearwater Insurance Company, United States Fire Insurance Company, Markel Insurance Company of Canada, Commonwealth Insurance Company, Federated Insurance Company of Canada, Lombard General Insurance Company of Canada, Lombard Insurance Company, Zenith Insurance Company, Fairfax (Barbados) International Corp. and Wentworth Insurance Company Ltd.